SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

CafePress Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12769A103
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12769A103	13D/A1	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,361,020
	8	SHARED VOTING POWER
10,400
	9	SOLE DISPOSITIVE POWER
3,361,020
	10	SHARED DISPOSITIVE POWER
10,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,371,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON
IN-OO

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed June 16, 2017 (the “Statement”), relating to the common stock (the “Common Stock” or “Shares”), of CafePress Inc. (the “Company”). The Company’s principal executive offices are located at 11909 Shelbyville Road, Louisville, Kentucky 40243. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Shares covered by the Statement were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller originally filed the Statement on Schedule 13D when he became the beneficial owner of more than 20% of the outstanding shares of Common Stock of the Company. As previously disclosed, Mr. Miller believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Issuer.

Specifically, in light of the Issuer’s recently announced financial results and operational performance, Mr. Miller urges the Issuer’s management and Board of Directors to conduct an immediate review of all strategic alternatives, including a potential sale of the Issuer. Mr. Miller believes that the current strategy being pursued by management has not maximized shareholder value. Accordingly, Mr. Miller believes that it is in the best interests of all shareholders for the Issuer to seek out and engage actively with any and all parties expressing an interest in discussions regarding a potential transaction. In this regard, Mr. Miller supports prompt action by the Board to form a special committee of independent directors to undertake a review of strategic alternatives.

Except in connection with the matters described in this Item 4 and as contemplated hereby, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Miller may be deemed to beneficially own 3,371,420 shares of Common Stock, which is equal to approximately 20.0% of the outstanding shares of Common Stock, based on 16,862,430 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 2, 2017. As of the date hereof, 552,023 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIM III -Trust A-4, 552,023 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MBM -Trust A-4, 10,400 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 25,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 918,774 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 19,700 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam III, 60,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, and 1,233,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such Common Stock held of record by LIM III - Trust A-4, MBM - Trust A-4, Milfam I, Milfam II, Milfam III, LIMFAM LLC, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such Common Stock held of record by Trust D.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of shares of Common Stock Sold	Price Per Share
September 27, 2017	1,104,046	$0.00*

	LIM III - Trust A-4
Date of Transaction	Number of shares of Common Stock Purchased	Price Per Share
September 27, 2017	552,023	$0.00*

	MBM - Trust A-4
Date of Transaction	Number of shares of Common Stock Purchased	Price Per Share
September 27, 2017	552,023	$0.00*

*Distribution of Common Stock from Trust A-4 to LIM III - Trust A-4 and MBM - Trust A-4.

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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